Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000
_______

Facsimile (212) 455-2502

September 24, 2010

Re:       BRF – Brasil Foods S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed May 3, 2010
File No. 001-15148

Ms. Amanda Ravitz

Ms. Sonia Bednarowski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Ravitz and Ms. Bednarowski:

On behalf of our client BRF – Brasil Foods S.A. (“Brasil Foods” or the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 15, 2010, concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2009, filed with the Commission on May 3, 2010 (File No. 001-15148).

We note that the response set forth below is based solely on information received from the Company’s management.

Form 20-F

Description of Securities Other Than Equity Securities, Page 139

Comment 1:      Please confirm that in future filings you will disclose all fees and charges that a holder of your American depositary receipts may have to pay, the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities, and all fees and other direct and indirect payments made to you by the depositary.  Refer to Items 12.D.3 and 12.D.4 of Form 20-F and SEC Release Nos. 33-8959; 34-58620 (September 23, 2008), available at  http://www.sec.gov/rules/final/2008/33-8959.pdf.

Ms. Amanda Ravitz Ms. Sonia Bednarowski	-2-	September 24, 2010

Response:        The Company confirms that in future filings, it will disclose under Item 12 all fees and charges that a holder of American depositary shares may have to pay, the depositary’s right to collect fees and charges by offsetting them against dividends received and deposited securities, and all fees and other direct and indirect payments made to the Company by the depositary.  The Company notes that it has disclosed under Item 14 of the Form 20-F for the year ended December 31, 2009 what it believes are the material fees and charges of the depositary, including the fee for general depositary services cited by the Staff in SEC Release Nos. 33-8959; 34-58620 as one impetus for the new disclosure rules on depositary fees.  In future filings, the Company will provide the additional information requested and move the disclosure to Item 12.

*          *          *

The Company has advised us that it acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John C. Ericson at (212) 455-3520 or Andrea F. Andrezo at (212) 455-7165 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:        José Antonio do Prado Fay

            Leopoldo Viriato Saboya

Edina Aparecida Gomes Biava

            Susana Sumie Yamamoto